Exhibit 99.58

NEWS RELEASE

CARBON STREAMING COMPLETES US$104.9 MILLION

PRIVATE PLACEMENT OF SPECIAL WARRANTS

/ NOT FOR DISTRIBUTION TO U.S. NEWSWIRE SERVICES OR FOR RELEASE, PUBLICATION, DISTRIBUTION OR DISSEMINATION DIRECTLY, OR INDIRECTLY, IN WHOLE OR IN PART, IN OR INTO THE UNITED STATES /

TORONTO, ONTARIO, July 20, 2021 – Carbon Streaming Corporation (“Carbon Streaming” or the “Company”) is pleased to announce that it has completed a non-brokered private placement (the “Private Placement”) of 104,901,256 special warrants of the Company (the “Special Warrants”) at a price of US$1.00 per Special Warrant for aggregate gross proceeds to the Company of US$104.9 million.

Highlights:

●	Carbon Streaming completed a non-brokered private placement financing of 104,901,256 Special Warrants at a price of US$1.00 per Special Warrant for proceeds of US$104.9 million.
●	No broker commissions were paid on the completion of this non-brokered private placement.
●	Each Special Warrant will be automatically exercised for one common share of the Company (a “Common Share”) and one full Common Share purchase warrant (a “Warrant”) with a term of 62 months at an exercise price of US$1.50 per Warrant.
●	With over US$140 million (CAD$178 million) of cash on hand and no corporate debt, the Company is in a strong financial position to execute its investment strategy.
●	The Company expects to complete its initial listing on the Neo Exchange Inc. (the “NEO Exchange”) within 30 days and will issue a news release and host a webcast once final approval is received.

Justin Cochrane, President and Chief Executive Officer of Carbon Streaming, commented “This marks an important day for Carbon Streaming. I personally thank the participants of the Private Placement for their overwhelming support and shared vision for the Company. Funds from this placement provide the Company with additional cash resources to continue building our unique and diversified portfolio of nature and technology-based solutions in the carbon credits space. Carbon Streaming is well positioned to become the preferred strategic partner as we accelerate and scale the market for carbon offsets by investing in projects that would otherwise go undeveloped.”

Private Placement:

Each Special Warrant shall be automatically exercised for no additional consideration into one Unit (as defined below) of the Company, subject to adjustment in certain events, at 5:00pm (Toronto time) on the earliest of: (a) the third business day after the date that a receipt is issued for a final prospectus by Canadian securities regulatory authorities qualifying the Units to be issued upon the exercise of the Special Warrants; and (b) the date that is four months and one day following the closing date. In addition, a holder of Special Warrants may exercise any or all Special Warrants held by them prior to the date that is four months and one day following the closing date, in which case the Units issued on such exercise will be subject to resale restrictions.

Each unit (a “Unit”) underlying a Special Warrant shall consist of one Common Share in the capital of the Company and one Warrant of the Company. Each Warrant will expire sixty-two (62) months from the date of issuance (the “Warrant Expiry Date”) and will entitle the holder thereof to purchase one Common Share (a “Warrant Share”) at a price of US$1.50 per Warrant Share.

The Company intends to use the net proceeds from the Private Placement to finance the acquisition of additional carbon offset projects to grow Carbon Streaming’s portfolio of carbon credits, and for working capital and general corporate purposes. The proceeds from the private placement, in conjunction with the Company’s Q3 March 31, 2021 cash balance of C$35.4 million, provides a strong financial position from which to execute the Company’s investment strategy.

The Private Placement was executed using state-of-the-art DealMaker tech private placement software. It seamlessly closed investments from over 1,800 global investors in less than five weeks, in a secure and efficient manner, with no broker commissions paid. “DealMaker is the capital-raising tool of the future” stated Carbon Streaming’s Chief Financial Officer Conor Kearns, “Carbon Streaming’s investors can expect more similar innovations in every facet of our business in the years to come.”

All Special Warrants (and all underlying Units, Common Shares and Warrants) issued under the Private Placement will be subject to a statutory four-month and a day hold period from the closing date.

In connection with the Private Placement, the Company has agreed to use its commercially reasonable efforts to: (a) file and obtain a receipt for a preliminary prospectus in certain Canadian provinces as soon as practicable following the date hereof; and (b) file and obtain a receipt for a final prospectus in all such provinces as soon as practicable thereafter to allow for free tradability of the Units in Canada issuable upon exercise of the Special Warrants. The Company intends to apply at a later date to list the Common Shares and the Warrants issuable pursuant to the Private Placement on the NEO Exchange.

As previously announced, NEO Exchange has conditionally approved the listing of Common Shares and the Common Share purchase warrants issued pursuant to the private placement announced on March 24, 2021, subject to the Company fulfilling all of NEO Exchange’s listing requirements on or before September 23, 2021, including the minimum distribution requirements.

A more detailed corporate update will be provided by Carbon Streaming’ management prior to the public listing. Information to access and participate in the corporate webcast will be posted to the Company’s website at www.carbonstreaming.com.

Pursuant to Multilateral Instrument 61-101 - Protection of Minority Security Holders in Special Transactions (“MI 61-101”), the Private Placement constitutes a “related party transaction” as certain insiders of the Company have subscribed for Special Warrants. These transactions are exempt from the formal valuation and minority shareholder approval requirements of MI 61-101 as the fair market value of any Special Warrants subscribed for by insiders pursuant to the Private Placement do not exceed 25% of the Company’s market capitalization.

This news release shall not constitute an offer to sell or the solicitation of an offer to buy the securities in the United States nor shall there be any sale of the securities in any jurisdiction in which such offer, solicitation or sale would be unlawful. The securities have not been and will not be registered under the United States Securities Act of 1933, as amended (the “1933 Act”), or any state securities laws and may not be offered or sold in the United States unless registered under the 1933 Act and any applicable securities laws of any state of the United States or an applicable exemption from the registration requirements is available.

About Carbon Streaming Corporation

Carbon Streaming is a unique ESG principled investment vehicle offering investors exposure to carbon credits, a key instrument used by both governments and corporations to achieve their carbon neutral and net-zero climate goals. Our business model is focused on acquiring, managing and growing a high-quality and diversified portfolio of investments in projects and/or companies that generate or are actively involved, directly or indirectly, with voluntary and/or compliance carbon credits.

The Company invests capital through carbon credit streaming arrangements with project developers and owners to accelerate the creation of carbon offset projects by bringing capital to projects that might not otherwise be developed. Many of these projects will have significant social and economic co-benefits in addition to their carbon reduction or removal potential.

If you would like to receive corporate updates via e-mail as soon as they are published, please subscribe here: https://www.carbonstreaming.com/contact/request-information/.

ON BEHALF OF THE COMPANY:

Justin Cochrane, Director, President and CEO

Tel: 647.846.7765

info@carbonstreaming.com

www.carbonstreaming.com

Cautionary Statement Regarding Forward-Looking Information

This news release contains certain forward-looking statements and forward-looking information (collectively, ‘forward-looking information’) within the meaning of applicable securities laws. All statements, other than statements of historical fact, that address activities, events or developments that the Company believes, expects or anticipates will or may occur in the future (including, without limitation, the anticipated use of proceeds of the Private Placement, sufficiency of funding to execute the Company’s strategy, the timing to complete the NEO Exchange listing and related press release and webcast, the timing and completion of the Company’s non-offering prospectus filing to qualify the distribution of the Special Warrants (and underlying Units), the application to the NEO Exchange to list the Common Shares and Warrants issuable pursuant to the Private Placement and the use of innovations in the business) are forward-looking information. This forward-looking information is based on the current expectations or beliefs of the Company based on information currently available to the Company. Forward-looking information is subject to a number of risks and uncertainties that may cause the actual results of the Company to differ materially from those discussed in the forward-looking information, and even if such actual results are realized or substantially realized, there can be no assurance that they will have the expected consequences to, or effects on, the Company. Factors that could cause actual results or events to differ materially from current expectations include, among other things: general economic, market and business conditions and the other risks disclosed under the heading “Risk Factors” and elsewhere in the Company’s AIF dated as of June 30, 2021 filed on SEDAR at www.sedar.com.

Any forward-looking information speaks only as of the date on which it is made and, except as may be required by applicable securities laws, the Company disclaims any intent or obligation to update any forward-looking information, whether as a result of new information, future events or results or otherwise. Although the Company believes that the assumptions inherent in the forward-looking information are reasonable, forward-looking information is not a guarantee of future performance and accordingly undue reliance should not be put on such statements due to the inherent uncertainty therein.